Filed by Ecolab lnc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Apergy Corporation

SEC File No.: 001-38441

Planned merger between Nalco Champion Upstream and Apergy:

Sales Team Toolkit for Use with Customers

On Dec. 19, 2019, we announced an exciting new direction for our Nalco Champion Upstream business, which will be called ChampionX.

Once we complete our spin-off from Ecolab to become ChampionX, we plan an immediate merger with Apergy, a leading oilfield technology public company, also based in the Houston, Texas, area. We anticipate that this process will be complete by the end of the second quarter 2020.

This will bring together two great organizations that share similar cultures and an outstanding commitment to delivering unmatched value for customers in the oil and gas industry. We will be a $3.5 billion public company with more than 8,000 employees, pairing Apergy’s drilling and artificial lift technology and our ChampionX leading chemistry solutions to serve oil and gas customers globally.

Our sales and account management team members will play a key role in ensuring that our customers understand this announcement and what it means for us and our relationship with them.

Conversations with Customers

It is important to set the right tone with our customers from the outset. We are counting on you to share this message with customers and keep them informed. Keep in mind that how you discuss the announcement will affect how customers respond.

It is also important to reiterate that until the transaction closes, which we expect to occur by the end of the second quarter of 2020, it’s business as usual for us. We remain focused on preparing for the spin-off, which is a critical step for the merger to take place in 2020.

To ensure that all customers have consistent information about this transaction, please familiarize yourself with the messages and content below.

It’s important that you do not add to or alter these messages or other communications you may receive in the future about this transaction. It is equally important that you do not create any new materials or speculate beyond the information below.

As you use these communications materials, please keep in mind that we are working in a ‘business as usual’ mode. Until the transaction closes, Apergy and Nalco Champion remain independent companies and we will continue to run our businesses separately.

We recognize there will be many questions about this announcement, and not all the answers are available right now. If you are asked questions that you are unable to answer, please use this response:

It’s very early in the process and there is a lot of work ahead that both companies need to do. We are working diligently to make this transaction successful. We will keep you informed during the process.

Thank you for your continued leadership and commitment to helping us maintain strong relationships with our customers.

Key Messages for Customers

Below are talking points that can be used in your conversations with customers

What Was Announced

•                  We have announced exciting news that will enable us to grow and deliver even more value to customers in the future.

•                  Our Nalco Champion Upstream business will spin off from Ecolab as planned to become ChampionX, and then we will merge with Apergy, a $1.2 billion public company and industry leader that offers production, automation and drilling technologies to more than 2,000 customers globally.

•                  The merger is expected to be complete by the end of the second quarter in 2020.

•                  Following the planned merger, the combined company will be a $3.5 billion public company with more than 8,000 employees.

•                  ChampionX, which offers on-site, technology-driven, sustainable chemistry programs, would be two-thirds of the combined company’s total sales.

Benefits of the Transaction for Customers

•                  We share the same values as Apergy, especially our commitment to safety and responsible, sustainable operations.

•                  Our larger, combined organization will offer a respected and focused production technology portfolio with increased geographic reach.

•                  By combining with Apergy, we will be better positioned for long-term investment and growth opportunities than our companies would have separately.

•                  We also will be able to provide customers with a differentiated high-quality portfolio of products and services that brings together ChampionX with well-known brands including US Synthetic, Norris, Harbison-Fischer and Smarten.

•                  The combined company also will be uniquely positioned to drive digital technology adoption in the oilfield.

•                  Apergy shares our customer-centric culture and commitment to innovation; by combining with them, we are confident we will be even better positioned to meet your needs.

What This Means for You: Operating as Usual

•                  While we are excited about the potential of our combined company, today’s announcement is just the first step in bringing our companies together.

•                  We expect the transaction to close by the end of the second quarter of 2020, subject to customary closing conditions. Until then, both companies will continue to operate as separate, independent businesses.

•                  We are continuing to focus on the activities related to our spin-off, just as before. The actions customers have been asked to take for the ChampionX spin-off should proceed as communicated earlier.

•                  Your customer contact remains the same, contracts are not affected by this merger announcement, and we will continue to deliver unmatched value to you as we have in the past.

•                  If you have any additional questions, please reach out to your account representative.

Key Customer Questions and Answers

Below is information that you can use to answer potential customer questions

What will be your combined offering?

The merger of ChampionX and Apergy will create a market leader offering artificial lift, automation and chemical solutions across the life cycle of oil and gas drilling and production. These two organizations will be better together as one company with the ability to leverage its oil and gas industry focus, leading capability and increased scale to accelerate its growth globally.

Does this change anything related to the spin-off?

Our Nalco Champion Upstream business, which will be called ChampionX, must be a separate entity for the merger to proceed, so the current legal and operational separation work will continue as planned on the same timeline as before. The actions we have asked customers to take as part of the spin-off should continue.

What will the new company be called?

The combined company’s name will be announced at a later date, but Nalco Champion’s Upstream business will be called ChampionX following the spin-off and merger.

Where will the new company be headquartered?

Apergy is headquartered in The Woodlands, Texas, which will serve as the headquarters for the new company. However, ChampionX will continue to be based in Sugar Land, Texas.

What will the new company’s leadership be?

Soma Somasundaram, Apergy’s president and CEO, will lead the combined organization. He has public company experience, which includes leading Apergy for the past 18 months following its spin-off from Dover. Jay Nutt will serve as chief financial officer, and Deric Bryant will serve as chief operating officer, continuing to lead the ChampionX business and leading the integration. The Apergy and ChampionX leadership teams are working together to define the rest of the leadership team for the new company. We expect to announce the new company’s leadership team in 2020 prior to the completion of the transaction.

What is the expected timeframe for completion of this process?

We anticipate that this process will be completed by the end of the second quarter 2020.

How does this impact Nalco Champion’s supply chain or my security of supply?

Our businesses are highly complementary. We expect there to be no impact to our supply chain operations. The previously established intercompany agreements in place as part of the spin-off from Ecolab will provide cross-company supply to ensure minimal disruption during this process.

How does this impact Nalco Champion’s product and service offering?

This merger announcement does not affect the product and service offering that Nalco Champion’s Upstream business (ChampionX) provides to you today. Longer-term following the completion of the merger, the combined company will be able to serve customers with a focused offering that includes Apergy’s production, automation and drilling technologies.

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on  Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.